Capitalisation and Indebtedness	Exhibit 99.4

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2017. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30th Jun 2017

(000)
Share Capital of Barclays Bank PLC

Ordinary shares - issued and fully paid shared of £0.25 each	2.342.559

Preference shares - issued and fully paid shares of £100 each	21

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	58

Preference shares - issued and fully paid shares of U.S.$0.25 each[1]	106.000

Preference shares - issued and fully paid shares of €100 each	32

£ million

Group shareholders’ equity

Called up share capital	2.363

Share premium account	12.092

Other reserves	4.300

Other equity instruments	7.736

Other shareholders’ funds	271

Retained earnings	39.321

Shareholders’ equity excluding non-controlling interests	66,083

Non-controlling interests	84

Total equity	66,167

Group indebtedness[2]

Subordinated liabilities	24,271

Debt securities in issue[3]	76,106

Total indebtedness	100,377

Total capitalisation and indebtedness	166,545

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	15,971

Performance guarantees, acceptances and endorsements	4,664

Total contingent liabilities	20,635

Documentary credits and other short-term trade related transactions	966

Forward starting reverse repurchase agreements, Standby facilities, credit lines and other commitments	297,472

1	“Group indebtedness” includes interest accrued as at 30th June 2017 in accordance with International Financial Reporting Standards

Barclays PLC and Barclays Bank PLC	1